Issuer Free Writing Prospectus, dated April 9, 2015

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to Preliminary Prospectus dated March 26, 2015

Registration Statement No. 333-203016

Telefônica Brasil S.A. (“Telefônica Brasil”) is amending the following sections of its preliminary prospectus supplement dated March 26, 2015 (the “preliminary prospectus supplement”) as a result of certain comments it received from the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) relating to the Brazilian prospectus:

•                  The expected timetable for the global offering appearing on page S-17 of the preliminary prospectus supplement is amended and restated in its entirety as follows:

Expected timetable for the global offering (subject to change):

Commencement of marketing of the global offering	March 26, 2015
Pricing	April 27, 2015
Allocation of preferred shares and ADSs	April 27, 2015
Settlement and delivery of preferred shares and ADSs	May 4, 2015

•                  The last paragraph of the section entitled “Use of Proceeds” appearing on page S-31 of the preliminary prospectus supplement is amended and restated in its entirety as follows:

Our expected use of the net proceeds from the global offering is based on our current analyses, estimates and expectations relating to future events and trends.  Changes in these or other factors may require our actual use of the net proceeds to differ from our current expectations.  We may invest any excess net proceeds from the global offering in cash, cash equivalents or marketable securities.

•                  The last paragraph appearing on page S-58 of the preliminary prospectus supplement is amended and restated in its entirety as follows:

Each of our existing preferred shareholders as of April 1, 2015, the first record date, will be given the opportunity to subscribe for preferred shares in the Brazilian offering on a priority basis.  The priority subscription period for all shareholders will begin on April 2, 2015 and end on April 17, 2015.  Priority subscriptions will be allocated based on the number of preferred shares each shareholder owns as of April 16, 2015, the second record date, and each of our existing shareholders will be eligible to subscribe for up to the number of preferred shares necessary to avoid dilution of such shareholder’s pro rata stake in the preferred shares of our company held by such shareholder.  A holder of preferred shares may only subscribe for preferred shares in the priority subscription.

•                  The fifth paragraph appearing on page S-59 of the preliminary prospectus supplement is amended and restated in its entirety as follows:

In order to participate in the priority subscription, a shareholder eligible to participate must submit the applicable reservation request to a participating institution in the Brazilian offering between April 2, 2015 and April 17, 2015, indicating a desired maximum investment amount in number of shares.  The eligible shareholder may also limit the subscription to a maximum price per preferred share.  By submitting the applicable reservation request to a participating institution in the Brazilian offering, the shareholder will be contractually obligated to purchase shares at a price to be determined on the pricing date based on the bookbuilding process as described above.  Any shareholder wishing to participate in the priority subscription must also consult its broker in order to verify its broker’s applicable internal procedures relating to eligibility.

Important Notice

Telefônica Brasil has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Telefônica Brasil has filed with the SEC for more complete information about Telefônica Brasil and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Telefônica Brasil will arrange to send you the prospectus if you request it by calling +55 11 3430-3687.